August 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

RE:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

     We are responding to your letter dated July 8, 2005 concerning the filings referred to above by Chandler (U.S.A.), Inc. ("Chandler USA"). We have numbered our responses to correspond with the numbers assigned to the comments contained in your letter. Page numbers refer to the redlined drafts of the filings.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Comment 1:  We have revised the "Critical Accounting Policies" and the "Losses and Loss Adjustment Expense" sections of Management's Discussion and Analysis of Finanical Condition and Results of Operations to include additional information and explanations of the reasons for the changes in estimates of our loss reserves. The additional information includes, but is not limited to, the following items:

            - We have added a table on page 12 of the amended Form 10-K that identifies the accident years that experienced loss development, the amount of that development, the amount of the related loss reserve as of the beginning of each calendar year and the re-estimated loss reserve as of the beginning of each calendar year. There were no significant offsetting changes other than a release of approximately $8.2 million in reserves for the 2002 accident year during 2003. This is discussed on page 13 of the amended Form 10-K.

            - One change in key assumptions was made during 2004, and this change is described on page 3.

            - The changes in estimate were the result of frequency and severity patterns not previously experienced. Since such development patterns were not present in the loss history available at the time the estimate was prepared, they could therefore not be anticipated. This is discussed on page 11. Other than the development of the loss data, there were no new events or additional information acquired that led to the changes in estimate.

            - We have included in our disclosures for "Critical Accounting Policies" and "Losses on Loss Adjustment Expenses" that changes in the estimates are recorded in the current period. Also, as noted above, the additional disclosure on page 11 explains why recognition of the change in estimates occurred in the periods that it did.

            - A general discussion of trends is included on page 3. There were no trends that were a significant factor in determining the changes in loss reserve estimates.


Comment 2:  We have provided additional information within Management's
            Discussion and Analysis of the amended Form 10-K discussing the following items:

            - Reserves as of December 31, 2004 are disclosed by line of business on page 2.

            - The case reserves and IBNR reserves are disclosed by line of business on page 2.

            -  Our actuaries do not prepare a range of estimates.

            - Key assumptions used by management in determining point estimates for our loss reserves are discussed on pages 2 and 3.

            - Both management and our independent actuaries determine a point estimate for our loss reserves. A table comparing the high and low point estimates for each method with the recorded reserve is shown on page 3. The various methods considered and selected are discussed on pages 2 and 3.

            - The determination of point estimates selected is discussed on page 3. The company records to its point estimate, which may or may not be the same as the independent actuaries' point estimate. If there is a difference, we review the differences with the actuary to ensure the differences are not material.

            - The impact of a 1% change in estimate in our loss reserves is disclosed on page 3.


Comment 3:  The calculations for the "financial year" and the "accident year"
            ratios are explained at the top of page 7. We have revised the title for the "financial year" ratios to "GAAP year" and have made several changes to clarify these ratios. See the amended wording in the Form 10-K.

            We believe that the accident year loss ratios should be considered non-GAAP financial measures. The comparable GAAP loss ratios are already included in these tables. A reconciliation of the GAAP losses to the accident year losses has been added on page 8 of the amended Form 10-K.

            The "combined ratio" is the sum of the "loss ratio" and the "expense ratio". The loss ratio represents the relationship between losses and loss adjustment expenses incurred to net premiums earned. Since losses are recorded only for the expired portion of an insurance policy, the numerator and denominator are consistent. The expense ratio represents the relationship between underwriting expenses and net premiums written. For purposes of this calculation, underwriting expenses do not include the change in the balance sheet amounts for deferred acquisition costs. Underwriting expenses, including commissions and ceding commissions, are a function of premiums written, therefore the use of net premiums written as a denominator is consistent with underwriting expenses as the numerator. Combining a loss ratio based on premiums earned and an expense ratio based on premiums written produces a meaningful measure of underwriting profitability and is commonly used in the insurance industry.

Comment 4:  We have revised the contractual obligations table to include the payment of loss reserves.

            The contractual obligations table in the original Form 10-K filing has been revised to include the obligation for the guaranteed residual value of $1.9 million under the lease for the sale and leaseback transaction described in Note 12 of the financial statements. The amounts included in the table under "future minimum rental payments under operating leases" for this transaction were $383,000 (less than one year) and $429,000
            (1-3 years).

Comment 5:  Paragraph 33 of SFAS 13 was superceded by SFAS 28 "Accounting for
            Sales with Leasebacks." SFAS 28 requires that any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, if a capital lease, or in proportion to the rental payments over the period of time the asset is expected to be used, if an operating lease.

            The terms of this leaseback did not meet the criteria of a capital lease and was treated as an operating lease. Under the original lease, Chandler USA had the option to repurchase the equipment at the end of the lease for approximately $3.0 million, or elect to have the lessor sell the equipment. If the proceeds from the sale were less than approximately $2.4 million, the Company would be required to pay the difference between the proceeds and the $2.4 million. The deferred gain on the sale was $2.0 million. As long as Chandler USA had a potential obligation to repay the shortfall between the sale price of the equipment and $2.4 million, the $2.0 million gain on the sale was deferred. Upon the decision to repurchase the equipment, Chandler USA began amortizing the deferred gain over the last 12 months of the lease.

FORM 10-Q - MARCH 31, 2005
--------------------------

Comment 6:  We have provided additional discussion for "net premiums earned"
            and certain other financial statement classifications within the Results of Operations section of the Form 10-Q. See the amended Form 10-Q for specific changes.

Comment 7:  The current disclosure states that the use of $3.6 million in cash from operations was due primarily to the payment of losses from prior accident years. It also discusses the reduction of unpaid losses of $11.7 million that is partially offset by the reduction of reinsurance recoverables on unpaid losses of $8.3 million. This resulted in a net cash outflow of $3.4 million, which compared to total cash used from operations of $3.6 million.

            The affect of the payment of losses from prior accident years is shown in the following table. As you can see, we did experience substantial payments of $10.6 million in prior accident years related to this reserve.

                                                               2005
                                          2004 and prior     accident
                                          accident years       year           Total
                                          --------------  --------------  --------------
      Unpaid losses @ 12/31/04            $     108,233   $           -   $     108,233
      Reinsurance recoverables @12/31/04        (63,538)              -         (63,538)
                                          --------------  --------------  --------------
      Net reserves @ 12/31/04                    44,695               -          44,695
      Net losses incurred@ 3/31/05                  931           6,969           7,900
      Net losses paid @ 3/31/05                 (10,559)           (760)        (11,319)
                                          --------------  --------------  --------------
      Net reserves @ 3/31/05                     35,067           6,209          41,276
      Reinsurance recoverables @ 3/31/05         50,360           4,906          55,266
                                          --------------  --------------  --------------
      Unpaid losses @ 3/31/05             $      85,427   $      11,115   $      96,542
                                          ==============  ==============  ==============


      We have provided additional disclosure about the holding company aspect of our operations including NAICO's role in servicing the holding company's debt in the amended Form 10-Q.

      In connection with responding to your comments, we acknowledge that:

   - Chandler USA is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - Chandler USA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Drafts of our amended filings are being sent to your attention via e-mail. If you have any questions or require any additional information, please contact me at (405)258-4292.

Sincerely,


/s/ Mark C. Hart
--------------------------
Mark C. Hart
Vice President and
Chief Financial Officer

MCH:js